                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    -----------

                                     SCHEDULE 13D

       Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                     Under the Securities Exchange Act of 1934
                               (Amendment No.    2  )*
                                               -----

                             JB Oxford Holdings, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                       46610710
--------------------------------------------------------------------------------
                                    (CUSIP Number)


       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                        Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)


                                 September 10, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                    SCHEDULE 13D

CUSIP NO.  46610710                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Third Capital Partners, LLC

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [__]
                                                                       (b)  [__]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [__]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Tennessee
--------------------------------------------------------------------------------
           NUMBER OF             7   SOLE VOTING POWER

            SHARES                     8,310,532 (1)
                                 -----------------------------------------------
         BENEFICIALLY             8   SHARED VOTING POWER

           OWNED BY                    -0-
                                 -----------------------------------------------
             EACH                 9   SOLE DISPOSITIVE POWER

           REPORTING                   7,840,992
                                 -----------------------------------------------
            PERSON               10  SHARED DISPOSITIVE POWER

             WITH                      -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,310,532 (1)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [__]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

(1) Includes 469,540 shares held by the JB Oxford Revocable Government Trust of which Third Capital Partners, LLC is the Trustee with the power to vote the 469,540 shares held by the Trust, pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee.

                                    SCHEDULE 13D
CUSIP NO.  46610710                                            PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Christopher L.  Jarratt
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [__]
                                                                        (b) [__]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [__]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

        US

--------------------------------------------------------------------------------
           NUMBER OF             7   SOLE VOTING POWER

            SHARES                     9,476,782 (1)
                                 -----------------------------------------------
         BENEFICIALLY             8   SHARED VOTING POWER

           OWNED BY                       40,000 (2)
                                 -----------------------------------------------
             EACH                 9   SOLE DISPOSITIVE POWER

           REPORTING                   8,688,492 (1)
                                 -----------------------------------------------
            PERSON               10  SHARED DISPOSITIVE POWER

             WITH                         40,000 (2)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,516,782 (1)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [__]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

(1) Includes (i) 469,540 shares held by the JB Oxford Revocable Government Trust of which Third Capital Partners, LLC is the Trustee with the power to vote the 469,540 shares held by the Trust, pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee; (ii) 40,000 shares held by Mr. Jarratt's wife; and (iii) 318,750 shares subject to an irrevocable proxy granted to Mr. Jarratt by Oeri Finance, Inc. and Felix A. Oeri. Mr. Jarratt is the chief manager of Third Capital Partners, LLC.
(2) Shares held by Mr. Jarratt's wife.

                                     SCHEDULE 13D

CUSIP NO.  46610710                                            PAGE 4 OF 6 PAGES

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       James G.  Lewis

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [__]
                                                                       (b) [__]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               [__]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       US

--------------------------------------------------------------------------------
           NUMBER OF             7   SOLE VOTING POWER

            SHARES                     792,800
                                ------------------------------------------------
         BENEFICIALLY            8   SHARED VOTING POWER

           OWNED BY                    - 0 -
                                ------------------------------------------------
             EACH                9   SOLE DISPOSITIVE POWER

           REPORTING                   792,800
                                ------------------------------------------------
            PERSON               10  SHARED DISPOSITIVE POWER

             WITH                      - 0 -
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        792,800

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [__]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

CUSIP No. 46610710

     Pursuant to Rule 13d-1(k)(1), this Amendment No. 2 to Schedule 13D Statement is filed jointly on behalf of Third Capital Partners, LLC, a Tennessee limited liability company ("Third Capital Partners"), Christopher L. Jarratt and James G. Lewis for the purpose of reporting that Third Capital Partners has pledged its JB Oxford Holdings, Inc. 9% Secured Convertible Note in the principal amount of $1.0 million (the "JB Oxford Note") to JB Oxford & Company ("JBOC") to secure Third Capital Partners margin account with JBOC.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and supplemented as follows:

     On February 17, 1999, Third Capital Partners opened a margin account with JBOC, a wholly-owned subsidiary of JB Oxford Holdings, Inc. ("JB Oxford"). On September 10, 1999, Third Capital pledged the JB Oxford Note to secure its margin debt. The margin debt may change from time to time. Interest on the JBOC margin debt is computed at a select rate above the rate banks charge securities brokers (the "broker call money rate") and is subject to change without notice if the broker call money rate changes. To the extent permitted by law, JBOC has a lien on the JB Oxford Note. The JB Oxford Note is convertible into shares of JB Oxford's common stock, $0.01 par value per share (the "Shares"). The Shares issuable upon conversion of the JB Oxford Note are reported on this Schedule 13D Statement as being beneficially owned by Third Capital Partners and Mr. Jarratt. A copy of the Customer Account Agreement specifying the terms of Third Capital Partners' JBOC margin debt is attached as
Exhibit 7.6.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Customer Account Agreement which is referred to above in Item 3 and attached as Exhibit 7.6.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.6 Customer Account Agreement dated February 17, 1999 by and between JB Oxford & Company and Third Capital Partners, LLC



                                  Page 5 of 6 Pages

CUSIP No. 46610710


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 29, 1999          THIRD CAPITAL PARTNERS, LLC



                                   By:   /s/ Christopher L. Jarratt
                                      ------------------------------------------
                                      Christopher L. Jarratt, Chief Manager




                                   CHRISTOPHER L. JARRATT


                                    /s/ Christopher L. Jarratt
                                   ---------------------------------------------



                                   JAMES G. LEWIS


                                    /s/ James G. Lewis
                                   ---------------------------------------------





                                  Page 6 of 6 Pages